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Fact Sheet
Consolidated Financial Data - Second Quarter, Fiscal 2022

42.4% YoY
CC Digital growth

19.4% YoY
6.3% QoQ
CC Revenue growth

23.6%
Operating margin

12.7% YoY
Increase in EPS
(₹ terms)

$2.15 bn
Large deal signings

Revenue Growth- Q2 22

	Reported	CC
QoQ growth (%)	5.7%	6.3%
YoY growth (%)	20.7%	19.4%

Revenues by Offering

	Quarter ended ($ mn)			YoY Growth (%)	
	Sep 30, 2021	Jun 30, 2021	Sep 30, 2020	Reported	CC
Digital	2,243	2,040	1,568	43.1	42.4
Core	1,755	1,742	1,744	0.7	(1.0)
Total	**3,998**	**3,782**	**3,312**	**20.7**	**19.4**
Digital Revenues as % of Total Revenues	*56.1*	*53.9*	*47.3*		

Revenues by Business Segments

(in %)

	Quarter ended			YoY Growth	
	Sep 30, 2021	Jun 30, 2021	Sep 30, 2020	Reported	CC
Financial services	32.3	33.0	32.0	21.8	20.5
Retail	14.6	15.0	14.9	18.8	17.2
Communication	12.4	12.2	12.6	18.9	16.6
Energy, Utilities, Resources & Services	11.8	12.1	12.3	15.9	14.6
Manufacturing	10.9	9.7	9.1	44.0	42.5
Hi-Tech	8.5	8.3	9.1	12.1	12.2
Life Sciences	7.1	6.8	6.8	26.1	26.1
Others	2.4	2.9	3.2	(8.5)	(9.6)
Total	**100.0**	**100.0**	**100.0**	**20.7**	**19.4**

Revenues by Client Geography

(in %)

	Quarter ended			YoY Growth	
	Sep 30, 2021	Jun 30, 2021	Sep 30, 2020	Reported	CC
North America	61.9	61.7	60.7	23.1	23.1
Europe	24.8	24.2	24.3	22.8	19.6
Rest of the world	10.7	11.2	12.0	8.3	4.7
India	2.6	2.9	3.0	4.3	4.2
Total	**100.0**	**100.0**	**100.0**	**20.7**	**19.4**

Client Data

	Quarter ended		
	Sep 30, 2021	Jun 30, 2021	Sep 30, 2020
Number of Clients			
Active	1,714	1,659	1,487
Added during the period (gross)	117	113	96
Number of million dollar clients*			
1 Million dollar +	841	805	745
10 Million dollar +	270	264	242
50 Million dollar +	62	59	60
100 Million dollar +	35	34	30
Client contribution to revenues			
Top 5 clients	11.4%	11.3%	11.3%
Top 10 clients	19.4%	18.8%	18.7%
Top 25 clients	35.4%	34.4%	34.2%
Days Sales Outstanding*	66	70	69

**LTM (Last twelve months) Revenues*

Effort and Utilization - Consolidated IT Services

(in %)

	Quarter ended		
	Sep 30, 2021	Jun 30, 2021	Sep 30, 2020
Effort			
Onsite	23.6	24.1	26.1
Offshore	76.4	75.9	73.9
Utilization			
Including trainees	84.1	83.3	80.6
Excluding trainees	89.2	88.5	83.6

Employee Metrics

(Nos.)

	Quarter ended		
	Sep 30, 2021	Jun 30, 2021	Sep 30, 2020
Total employees	2,79,617	2,67,953	2,40,208
S/W professionals	2,64,918	2,53,493	2,26,067
Sales & Support	14,699	14,460	14,141
Voluntary Attrition % (LTM - IT Services)	20.1%	13.9%	12.8%
% of Women Employees	39.1%	38.8%	37.9%
Revenue per Employee - Consolidated (In US $ K)	57.3	56.6	53.5

Cash Flow

In US $ million

	Quarter ended		
	Sep 30, 2021	Jun 30, 2021	Sep 30, 2020
Free cash flow (1)	712	863	674
Consolidated cash and investments (2)	4,418	5,076	4,555

In ₹ *crore*

	Quarter ended		
	Sep 30, 2021	Jun 30, 2021	Sep 30, 2020
Free cash flow (1)	5,272	6,363	4,989
Consolidated cash and investments (2)	32,801	37,727	33,601

(1) Free cash flow is defined as net cash provided by operating activities less capital expenditure as per the consolidated statement of cash flows prepared under IFRS (Non-IFRS measure)

(2) Consolidated cash and investments comprise of cash and cash equivalents, current and non-current investments excluding investments in unquoted equity and preference shares, unquoted compulsorily convertible debentures and others (Non-IFRS measure)

Consolidated statement of Comprehensive Income for three months ended,

(Extracted from IFRS Financial Statement)

In US $ million, except per equity share data

Particulars	Sep 30, 2021	Sep 30, 2020	Growth % Q2 22 over Q2 21	Jun 30, 2021	Growth % Q2 22 over Q1 22
Revenues	**3,998**	**3,312**	**20.7**	**3,782**	**5.7**
Cost of sales	2,675	2,125	25.9	2,509	6.6
Gross Profit	**1,323**	**1,187**	**11.5**	**1,273**	**3.9**
Operating Expenses:					
Selling and marketing expenses	167	153	9.2	169	(1.2)
Administrative expenses	215	194	10.8	208	3.4
Total Operating Expenses	**382**	**347**	**10.1**	**377**	**1.3**
Operating Profit	**941**	**840**	**12.1**	**896**	**5.2**
Operating Margin %	***23.6***	***25.4***	***(1.8)***	***23.7***	***(0.1)***
Other Income, net[1]	65	70	(7.1)	77	(15.6)
Profit before income taxes	**1,006**	**910**	**10.5**	**973**	**3.4**
Income tax expense	272	255	6.7	268	1.5
Net Profit (before minority interest)	**734**	**655**	**11.9**	**705**	**4.0**
Net Profit (after minority interest)	**733**	**653**	**12.1**	**704**	**3.9**
Basic EPS ($)	**0.17**	**0.15**	**13.0**	**0.17**	**4.8**
Diluted EPS ($)	**0.17**	**0.15**	**12.9**	**0.17**	**4.8**
Dividend Per Share ($)[2]	**0.20**	**0.16**	**25.0**	**-**	0.0

Consolidated statement of Comprehensive Income for six months ended,

(Extracted from IFRS Financial Statement)

In US $ million, except per equity share data

Particulars	Sep 30, 2021	Sep 30, 2020	Growth %
Revenues	**7,780**	**6,433**	**21.0**
Cost of sales	5,184	4,196	23.5
Gross Profit	**2,596**	**2,237**	**16.0**
Operating Expenses:			
Selling and marketing expenses	336	305	10.2
Administrative expenses	423	385	9.9
Total Operating Expenses	**759**	**690**	**10.0**
Operating Profit	**1,837**	**1,547**	**18.7**
Operating Margin %	***23.6***	***24.1***	***(0.4)***
Other Income, net[1]	142	128	10.9
Profit before income taxes	**1,979**	**1,675**	**18.1**
Income tax expense	540	456	18.4
Net Profit (before minority interest)	**1,439**	**1,219**	**18.1**
Net Profit (after minority interest)	**1,437**	**1,212**	**18.6**
Basic EPS ($)	**0.34**	**0.29**	**19.0**
Diluted EPS ($)	**0.34**	**0.29**	**19.0**
Dividend Per Share ($)[2]	**0.20**	**0.16**	**25.0**

[1] Other income is net of Finance Cost
[2] USD/INR exchange rate as of September 30, 2021

Consolidated statement of Comprehensive Income for three months ended,
(Extracted from IFRS Financial Statement)

In ₹crore, except per equity share data

Particulars	Sep 30, 2021	Sep 30, 2020	Growth % Q2 22 over Q2 21	Jun 30, 2021	Growth % Q2 22 over Q1 22
Revenues	**29,602**	**24,570**	**20.5**	**27,896**	**6.1**
Cost of sales	19,806	15,771	25.6	18,506	7.0
Gross Profit	**9,796**	**8,799**	**11.3**	**9,390**	**4.3**
Operating Expenses:					
Selling and marketing expenses	1,235	1,136	8.7	1,248	(1.0)
Administrative expenses	1,589	1,435	10.7	1,539	3.2
Total Operating Expenses	**2,824**	**2,571**	**9.8**	**2,787**	**1.3**
Operating Profit	**6,972**	**6,228**	**12.0**	**6,603**	**5.6**
Operating Margin %	***23.6***	***25.3***	***(1.8)***	***23.7***	***(0.1)***
Other Income, net[1]	476	522	(8.8)	573	(16.9)
Profit before income taxes	**7,448**	**6,750**	**10.3**	**7,176**	**3.8**
Income tax expense	2,020	1,892	6.8	1,975	2.3
Net Profit (before minority interest)	**5,428**	**4,858**	**11.7**	**5,201**	**4.4**
Net Profit (after minority interest)	**5,421**	**4,845**	**11.9**	**5,195**	**4.4**
Basic EPS (₹)	**12.88**	**11.42**	**12.7**	**12.24**	**5.2**
Diluted EPS (₹)	**12.85**	**11.40**	**12.7**	**12.21**	**5.2**
Dividend Per Share (₹)	**15.00**	**12.00**	25.0	**-**	-

Consolidated statement of Comprehensive Income for six months ended,
(Extracted from IFRS Financial Statement)

In ₹crore, except per equity share data

Particulars	Sep 30, 2021	Sep 30, 2020	Growth %
Revenues	**57,498**	**48,234**	**19.2**
Cost of sales	38,312	31,473	21.7
Gross Profit	**19,186**	**16,761**	**14.5**
Operating Expenses:			
Selling and marketing expenses	2,483	2,283	8.8
Administrative expenses	3,128	2,885	8.4
Total Operating Expenses	**5,611**	**5,168**	**8.6**
Operating Profit	**13,575**	**11,593**	**17.1**
Operating Margin %	***23.6***	***24.0***	***(0.4)***
Other Income, net[1]	1,048	950	10.3
Profit before income taxes	**14,623**	**12,543**	**16.6**
Income tax expense	3,994	3,412	17.1
Net Profit (before minority interest)	**10,629**	**9,131**	**16.4**
Net Profit (after minority interest)	**10,616**	**9,078**	**16.9**
Basic EPS (₹)	**25.11**	**21.40**	**17.3**
Diluted EPS (₹)	**25.06**	**21.37**	**17.3**
Dividend Per Share (₹)	**15.00**	**12.00**	**25.0**

[1] *Other income is net of Finance Cost*